SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                            --------------------
                                SCHEDULE 13D
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                        (Amendment No. ___12____)(1)

                         STELMAR SHIPPING LTD. (SJH)
    ---------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $0.02 per share
    ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                  V8726M103
    ---------------------------------------------------------------------
                               (CUSIP Number)

                             George Karageorgiou
                            c/o Stelinvest Corp.
                                Status Center
                                2A Areos Str.
                             Vouliagmeni, 16671
                               Athens, Greece
                            Tel: 011-301-967-0001
    --------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 9, 2004
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           (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

             Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   ------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.







        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





       CUSIP No. V8726M103
                 ---------

       1.       NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Stelshi Holding Ltd.

       2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)    [ ]
                                                                                                        (b)    [X]
       3.       SEC USE ONLY

       4.       SOURCE OF FUNDS*

                WC

       5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)

       6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Liberia

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7.       SOLE VOTING POWER

                0

       8.       SHARED VOTING POWER

                1,288,584 (See Item 4)

       9.       SOLE DISPOSITIVE POWER

                0

       10.      SHARED DISPOSITIVE POWER

                1,288,584 (See Item 4)

       11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,288,584 (See Item 4)

       12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]

       13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.41%

       14.      TYPE OF REPORTING PERSON*

                HC

                                              *SEE INSTRUCTIONS BEFORE FILLING OUT!




       CUSIP No. V8726M103
                 ---------


       1.       NAME OF REPORTING PERSON
                S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Stelios Haji-Ioannou

       2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)    [ ]
                                                                                                        (b)    [X]
       3.       SEC USE ONLY

       4.       SOURCE OF FUNDS

                WC

       5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)

       6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Britain and Cyprus

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       7.       SOLE VOTING POWER:

                0

       8.       SHARED VOTING POWER:

                1,288,584 (See Item 4)

       9.       SOLE DISPOSITIVE POWER:

                0

       10.      SHARED DISPOSITIVE POWER:

                1,288,584 (See Item 4)

       11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,288,584 (See Item 4)

       12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [ ]

       13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.41%

       14.      TYPE OF REPORTING PERSON

                IN






        This Amendment No. 12 to Schedule 13D amends the Statement on
   Schedule 13D dated March 6, 2001 (as heretofore amended and supplemented by Amendment Nos. 1 through 11, the "Schedule 13D") filed by Stelshi Holding Ltd., a Liberian corporation ("Stelshi") and Stelios Haji-Ioannou with respect to the shares of common stock, par value $0.02 per share (the "Shares") of Stelmar Shipping Ltd., a Liberian corporation ("Stelmar"). Capitalized terms not defined in this Amendment No. 12 shall have the meanings given to them in the
   Schedule 13D.

        This Amendment No. 12 is being filed to report on a press release issued on June 9, 2004 by Mr. Haji-Ioannou (the "Press Release") relating to certain actions taken by the Board of Directors of Stelmar in response to the recent offer by OMI Corporation, a company organized under the laws of the Republic of the Marshall Islands ("OMI"), to acquire all Shares of Stelmar. A copy of the Press Release is attached as Exhibit A to this Amendment No. 12.

        As previously disclosed in the Schedule 13D, the Securities and Exchange Commission may deem Stelshi and OMI to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the Shares. In addition, the Securities and Exchange Commission may deem Stelshi, Stelchi Holding Ltd., a Liberian corporation ("Stelchi"), Stelphi Holding Ltd., a Liberian corporation ("Stelphi") and OMI to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act with respect to the Shares. Stelshi disclaims being a member of a group within the meaning of Rule 13d-5(b)(1) under the Exchange Act with respect to the Shares and disclaims beneficial ownership of any Shares held by Stelchi, Stelphi or OMI.

   ITEM 1.  SECURITY AND ISSUER.

        This Amendment No. 12 relates to the Shares of Stelmar. Stelmar's principal executive office is located at Status Center 2A Areos Str. Vouliagmeni 16671, Athens, Greece.

   ITEM 2.  IDENTITY AND BACKGROUND.

        This Amendment No. 12 is being filed on behalf of Stelshi and Stelios Haji-Ioannou, the sole shareholder of Stelshi and a former director and Chairman of the Board of the Issuer. Stelshi and Mr. Haji-Ioannou are collectively referred to herein as the "Reporting Persons."

        This Amendment No. 12 constitutes a separate filing on Schedule
   13D by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Exchange Act. The Reporting Persons do not know or have reason to know any information concerning Stelchi, Stelphi and OMI except for the information set forth in the Agreement, as amended by the Amendment, and the Separate Agreements, as amended by the Separate Amendments, and such other information with respect to the beneficial ownership of Shares, identity, background and related information set forth in
   Schedule 13Ds filed by Stelchi and Stelphi. Any disclosures made herein with respect to any person or entity other than the Reporting Persons are made on information and belief.






   ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        No change from Amendment No. 11 to the Schedule 13D.


   ITEM 4.  PURPOSE OF TRANSACTION.

        Item 4 of Amendment No. 11 to the Schedule 13D is hereby supplemented with the following information:

        On June 9, 2004, Stelios Haji-Ioannou issued the Press Release expressing his reaction to recent actions taken by the Board of Directors of Stelmar and expressing his disapproval of its refusal to engage in discussions with OMI regarding OMI's offer to acquire all of Stelmar's Shares. A copy of the Press Release is attached as Exhibit A to this Amendment No. 12 and is incorporated herein by reference.

                                 ----

        Except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 in Schedule 13D.

   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        As of the date hereof, Stelshi is the beneficial owner of an aggregate of 1,288,584 Shares, or approximately 7.41% of the 17,391,188 outstanding Shares of Stelmar, based on reports filed by Stelmar with the Securities and Exchange Commission. As Stelshi's sole shareholder, Stelios Haji-Ioannou has the power to vote, direct the vote, dispose of or direct the disposition of all of the Shares that Stelshi currently beneficially owns, subject to the provisions of the Agreement described above. However, Mr. Haji-Ioannou disclaims beneficial ownership of such Shares for any other purpose.

        In addition, the Reporting Persons understand, based on the information set forth in the Separate Agreements, the Separate Amend-ments and their respective Schedule 13D filings, that (i) Stelchi is the beneficial owner of an aggregate of 1,075,000, or approximately 6.18% of the outstanding Shares of Stelmar and (ii) Stelphi is the beneficial owner of an aggregate of 2,412,026, or approximately 13.87% of the outstanding Shares of Stelmar. Accordingly, Stelshi, Stelchi and Stelphi, if deemed to be members of the same group within the meaning of Rule 13d-5(b)(1) under the Exchange Act, collectively would own beneficially an aggregate of 4,775,610, or approximately 27.46% of the outstanding Shares of Stelmar. The Reporting Persons have no information with respect to OMI's beneficial ownership of the Shares other than its arrangements with Stelshi under the Agreement, as amended by the Amendment, and its arrangements with Stelchi and Stelphi, respectively, under the Separate Agreements, as amended by the Separate Amendments.

        The Reporting Persons disclaim beneficial ownership of any Shares owned by Stelchi, Stelphi or OMI.







   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        No change from Amendment No. 11 to the Schedule 13D.

   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        Item 7 of Amendment No. 11 to the Schedule 13D is hereby supplemented with the following information:

        Exhibit A: Copy of the Press Release issued June 9, 2004 by Stelios Haji-Ioannou.









                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                June 9, 2004
                                      ----------------------------------
                                                   (Date)



                                      STELSHI HOLDING LTD



                                      By:  /s/ George Karageorgiou
                                           -----------------------------
                                           George Karageorgiou
                                           President



                                      /s/ Stelios Haji-Ioannou
                                      ----------------------------------
                                      Stelios Haji-Ioannou



   Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).









                                                                  EXHIBIT A
                                                                  ---------



        STELMAR SHAREHOLDER STELIOS HAJI-IOANNOU OUTRAGED AT REFUSAL
             OF STELMAR BOARD TO ENGAGE IN DISCUSSIONS WITH OMI

       ______________________________________________________________


   LONDON, ENGLAND -- JUNE 9, 2004 -- I am outraged by the refusal of the Board of Stelmar even to engage in discussions with OMI!
   Refusing to investigate whether shareholder value can be further maximized must be a breach of the Board's fiduciary duties!

   The offer of exchanging each Stelmar share for 3.1 OMI shares at OMI's closing price last night was worth $37.57 for each Stelmar share. The Stelmar actual closing price last night was $30.42 and has been declining. Before the OMI offer was made public in mid-May the stock was trading in the mid twenties! Assuming the Stelmar stock reverts back to that level, the potential value destruction by the Stelmar Board will exceed $200 million (17 million shares outstanding with about $12-$13 per share loss vs. the current value of the OMI offer). My family stands to suffer 27%, more than $50 million, of that value loss.

   I do hope the Stelmar board's refusal even to discuss the OMI offer as well as its deliberate decision to strip shareholders of critically important rights by purporting to amend the Company's bylaws are just "tricks" or "tactics" designed to test the willingness of OMI to improve its offer. With OMI's announcement that it has decided to withdraw its offer I now have serious doubts about the effectiveness of such measures, and I urge the Stelmar Board to reconsider its approach in order to maximize value for all Stelmar shareholders. If these "tactics" and the other decisions by the Stelmar Board result in permanent value destruction, I reserve my right to take whatever action necessary to protect my investment in Stelmar. I would expect that other Stelmar shareholders will do the same.